                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER          3235-0287
                                                   EXPIRES:     FEBRUARY 1, 2001
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE........0.5
                                                   -----------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(1) OF THE INVESTMENT COMPANY ACT OF 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person

     Mandell                        Steven
--------------------------------------------------------------------------------
     (Last)                         (First)             (Middle)

     P.O. Box 85
--------------------------------------------------------------------------------
                                    (Street)

     New Vernon                   New Jersey             07976
--------------------------------------------------------------------------------
    (City)                          (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Party City Corporation                   Symbol:  PCTY
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     11/01
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                       6.
                                                      4.                                5.             Owner-
                                                      Securities Acquired (A) or        Amount of      ship
                                         3.           Disposed of (D)                   Securities     Form:     7.
                           2.            Transaction  (Instr. 3, 4 and 5)               Beneficially   Direct    Nature of
                           Transaction   Code         -------------------------------   Owned at End   (D) or    Indirect
1.                         Date          (Instr. 8)                   (A)               of Month       Indirect  Beneficial
Title of Security          (Month/Day/   ------------     Amount      or     Price      (Instr. 3      (I)       Ownership
(Instr. 3)                 Year)          Code     V                  (D)               and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $6.3047
COMMON STOCK               11/08/01        S              35,800       D     per share   1,840,978*+      D
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $6.3372
COMMON STOCK               11/09/01        S              24,200       D     per share   1,840,978*+      D
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $6.5083
COMMON STOCK               11/13/01        S              22,900       D     per share   1,840,978*+      D
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $6.50
COMMON STOCK               11/14/01        S              27,000       D     per share   1,840,978*+      D
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $6.5058
COMMON STOCK               11/15/01        S              17,100       D     per share   1,840,978*+      D
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $7.45                               By Mandell Family
COMMON STOCK               11/29/01        S              41,000       D     per share   1,840,978*+      I      Limited Partnership
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $7.45                               By Mandell Family
COMMON STOCK               11/30/01        S              21,300       D     per share   1,840,978*+      I      Limited Partnership
====================================================================================================================================

REMINDER: REPORT ON A SEPARATE LINE FOR EACH CLASS OF SECURITIES BENEFICIALLY
          OWNED DIRECTLY OR INDIRECTLY.

                            (PRINT OR TYPE RESPONSES)
                                                                          (OVER)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

EXPLANATION OF RESPONSES:

+ This amount reflects 700,000 shares remaining unexercised under an option agreement between Steven Mandell and Jack Futterman, dated June 8, 1999. Mr. Futterman exercised a portion of the option for 300,000 shares at $3.00 per share in September, 2001.

* This amount also reflects shares held by the Mandell Family Limited
Partnership.


By:        /s/ Steven Mandell                               December 10, 2001
   ------------------------------------------            -----------------------
           Steven Mandell
        SIGNATURE OF REPORTING PERSON


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.